MONTHLY REPORT - June, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $ 17,345,785    (11,736,020)
   Change in unrealized gain (loss) on open         (37,019,909)   (25,014,611)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (5,862)       (39,627)
         obligations
      Change in unrealized gain (loss) from U.S.        (38,439)       (61,874)
         Treasury obligations
    Interest income                                      68,514        479,321
    Foreign exchange gain (loss) on margin deposits      24,113        294,088
                                                   ------------   ------------
Total: Income                                       (19,625,798)   (36,078,723)

Expenses:
   Brokerage commissions                              3,112,429     21,290,960
   Management fee                                        52,583        320,795
   20.0% New Trading Profit Share                             0              0
   Custody fees                                          32,994         72,622
   Administrative expense                               168,358      1,040,924
                                                   ------------   ------------
Total: Expenses                                       3,366,364     22,725,301

Net Income (Loss) - June, 2012                 $    (22,992,162)   (58,804,024)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (550,245.154       $  9,442,345     609,130,775    618,573,120
   units) at May 31, 2012
Addition of 1,496.332 units on                0       1,722,865      1,722,865
   June 1, 2012
Redemption of (13,518.196) units              0     (14,590,001)   (14,590,001)
   on June 30, 2012*
Net Income (Loss) - June, 2012         (304,410)    (22,687,752)   (22,992,162)
                                   -------------   -------------   ------------

Net Asset Value at June 30,
2012 (538,384.321 units inclusive
of 161.031 additional units) 	   $   9,137,935    573,575,887    582,713,822
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST JUNE 2012 UPDATE

            June      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units         Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (3.76)%      (8.39)%      $   1,076.52   510,964.276  $ 550,063,175
Series 2    (3.41)%      (6.32)%      $   1,182.21       242.952  $     287,221
Series 3    (3.38)%      (6.20)%      $   1,188.54    25,925.470  $  30,813,440
Series 4    (3.22)%      (5.26)%      $   1,238.38     1,251.623  $   1,549,986


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			           July 5, 2012


Dear Investor:

June saw a number of events that affected the markets, including: the second Greek election, which was successful for in-power parties that had stated their intention to retain the euro but renegotiate the austerity pact; increasing pressure on bond markets in Spain and Italy; continuing concerns about economic growth, particularly in China; apparently escalating losses from JP Morgan Chase derivatives trading in London; and the U.S. Supreme Court upholding the constitutionality of Obamacare as a tax. By far the most significant market-moving event, however, was the June 29th agreement by euro-area leaders to moderate conditions on emergency loans to Spanish banks, ease borrowing costs for Spain and Italy, and move toward direct recapitalization of European banks with bailout funds. Apparently, German Chancellor Angela Merkel was pressured into moderating her hardline stance. The agreement triggered a major appreciation of the euro and other currencies versus the U.S. dollar, a selloff of the safe harbor U.S., German and British government debt and a strong rise in energy and metal prices. These market moves sent the Trust's returns for June from almost breakeven into the red.

The powerful flight to quality in May, which drove down German interest rates, abated during June and rates were given a significant additional boost by the June 29th announcement. The Trust's long positions in German, British and U.S. notes and bonds were unprofitable as interest rates rose.

In the currency sector, gains on non-dollar cross rates were outweighed by losses on dollar cross rates. Long positions in the Australian dollar versus the Swiss franc, euro and sterling were profitable, as were long positions versus the euro in the Turkish lira and Swedish krona. Long dollar positions versus the euro and the Swiss franc, Swedish, Korean, Mexican and Chilean units were unprofitable.

In stock index futures trading, small gains on long positions in U.S. indices and short positions in the VIX volatility index were offset by losses on short positions in European indices.

Energy prices declined until the June 29th announcement and then soared, resulting in a small loss for the sector. A short position in WTI crude was profitable, but losses were sustained on short positions in Brent crude, gas oil, heating oil, natural gas and RBOB gasoline.

In the metals, profits on short positions in industrial metals were cancelled out in the wake of the June 29th announcement and the sector broke even. Gold and silver were flat.

Agricultural commodity trading was unprofitable in June. Grains rallied and profits on long positions in soybeans and soybean meal were offset by losses on short positions in corn, soybean oil and wheat. In the softs, short positions in coffee, cocoa and sugar were unprofitable.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman